Maalot

S&P Global Ratings

Sapiens International Corporation N.V.

July 31, 2018

Primary Credit Analyst:

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Additional Contact:

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Table of Contents

Sapiens International Corporation N.V.

Affirmed Corporate Credit Rating	ilA+/Stable

Rationale

Business Risk	Financial Risk
• Continued growth in operations and in the insurance software business. • Global operations. • High barriers to entry based on long-term relationship with clients and high replacement costs when changing software providers. • Limited revenues and EBITDA compared to global competitors. • Relatively small scale of intellectual property (IP) and limited R&D abilities.	• Higher leverage than the level commensurate with the current rating, although expected to drop as early as in 2018. • "Adequate" liquidity. • Lack of declared dividend policy.

Outlook: Stable

The stable outlook reflects our assessment that the Company will maintain its position in the software market in North America and EMEA, and continue its growth with at least stable operating performance. The outlook also reflects our assessment that in the next 12 months the Company will maintain an adjusted debt to EBITDA ratio of about 3.0x and an FFO (funds from operations) to adjusted debt ratio of about 25%.

Downside Scenario

A negative rating action would be possible if the Company consistently fails to maintain the coverage ratios commensurate with the current rating, or if the Company's operating performance deteriorates or its financial policy changes. These scenarios could come about if the company's financial debt increases significantly in order to finance acquisitions or distribute large dividends to shareholders, or if material investments are made.

Upside Scenario

We may consider a positive rating action if the company's EBITDA base significantly increase due to improved competitive position, material growth in its market share in North America and EMEA and consistent improvement in operating performance. A positive rating action is subject to adjusted debt to EBITDA consistently dropping below 2.0x and adjusted FFO to debt consistently exceeding 40%.

Base-Case Scenario

Principal Assumptions	Key Metrics
• 4% annual growth in sales in 2018 and more moderate growth of 2% in 2019; • EBITDA margin of about 10% in 2018 and 2019; • Annual dividend distribution of about $10 million; • Maturity payments according to the amortization table with no new debt issuance in 2018-2019.	see table below

	2017A	2018E	2019E
Debt/EBITDA	5.0x	2.7x-3.2x	2.5x-3.0x
Debt/FFO	15%	25%-30%	27%-33%

A – Actual, E – Estimate.

Adjusted ratio based on GAAP data.

Company Description

Sapiens International Corporation N.V. ("Sapiens") was founded in 1982 and its shares are traded on the Tel Aviv Stock Exchange and on NASDAQ.

The company develops and markets global software solutions for the insurance market, designed for property and casualty general insurance, life insurance and pension, reinsurance and other segments. Sapiens has been working with international insurance companies, governments and banks for many years, and serves more than 400 insurers in North America, Europe, Israel and Asia.

Sapiens is controlled (48.1%) by Formula Systems Ltd. ("Formula", ilA+/Stable), which, through its subsidiaries, develops, markets and distributes software and software tools and provides software services for computerized systems. The remainder of Sapien's shares is held by the public.

Business Risk

Continued growth in operations; Limited revenues and EBITDA compared with global competitors; niche activity in the insurance segment

Our assessment of Sapiens' business risk profile is underpinned by the following support factors:

- Continued growth in operations (24.5% growth in 2017 revenues and about 16.5% growth in 2016 revenues) based on a combination between organic growth and growth through M&A activity, e.g. the acquisition of StoneRiver which provides a variety of solutions and services to the North American insurance market. Sapiens also implements cost-reducing and restructuring steps supporting the expansion of its customer base and cross-sales.
- Geographical spread. Sapiens operates in North America, Europe, Israel, Asia and South Africa, and is expanding its North American operation.
- High barriers to entry in Sapiens' fields of operation, based on long-term relationships with clients and high costs when replacing software providers.

These factors are partly mitigated by the following factors:

- Small scale of revenues and EBITDA compared to competitors in global markets. Global competitors benefit from economies of scale which allow them to sustain large R&D costs and make material capital investments.
- Niche segment in the insurance sector. This is a relatively stable segment and the company has long lasting relationships with its customers, but it is somewhat dependent on ten large clients responsible for about a third of its revenues.
- Relatively small scale of intellectual property (IP) and limited R&D abilities compared to global competitors. IP and R&D capabilities are critical for creating barriers to entry and a leading market position.

Financial Risk

Expected deleveraging to a level commensurate with the current rating

As we forecasted, the Company's revenues increased by about 25% in 2017 following the acquisition of U.S. based StoneRiver, but its profitability decreased as reflected in an adjusted EBITDA margin of about 7% in 2017 compared with about 16.5% in 2016. This decrease was mostly due to the halt of a material client which generated about 14% of 2016 revenues. In addition, for the first time in years the Company issued bonds, Series B totaling about $80 million, to refinance bank loans that funded the StoneRiver acquisition. This increased the Company's leverage, which until then was negligible. From this perspective we consider 2017 to be a transition year for the Company.

In our base case scenario we estimate that the Company will continue growing in 2018, albeit at a slower pace than in 2016-2017, due to synergy effect of the StoneRiver acquisition and several new clients as well as the continued implementation of cost reduction steps. None of the company's current clients is responsible for more than 6% of its revenues. Therefore, according to our sensitivity analysis, only a massive desertion of several clients simultaneously may cause additional material adverse effect to revenues and profitability. We believe this scenario is unlikely.

In our base case scenario we expect an increase of about 4% in Sapiens's sales following the acquisition of Adaptik and the full-year consolidation of StoneRiver results, alongside a decrease in expenses due to expected synergies and implementation of cost reduction steps. As a result, we expect Sapiens' adjusted EBITDA to increase to about $30 million in 2018 compared with about $18 million in 2017. At the same time, we expect a decrease in debt according to the amortization table on Series B bonds. We assume the Company will not issue additional debt in the next two years, and that small-scale acquisitions will be funded by the cash balance. Accordingly, we estimate that adjusted debt to EBITDA in 2018 will be about 3.0x, commensurate with the current rating. We also expect FFO to adjusted debt to be 25%-30% in 2018.

Our base case scenario for 2018-2019 is underpinned by the following main assumptions:

- 4% annual growth in sales in 2018 following the Adaptic acquisition and full-year consolidation of StoneRiver results. More moderate growth, about 2%, in 2019;
- R&D costs of about 13% of sales;

- EBITDA margin of about 10% in 2018 and 2019;
- Dividend distribution of about $10 million.

Note: we did not deduct any cash balances from debt.

Liquidity: Adequate

We estimate Sapiens' liquidity as adequate, according to our criteria. We expect liquidity sources to exceed uses by 1.2x in the next 12 months. This assessment is based on the company's cash in hand, positive operating cash flow, bank loan refinancing and dividend distribution, as well as on the company's prudent risk management policy.

In our base case scenario we consider the sources and uses of the company as of March 31, 2018, to be as follows:

Principal Liquidity Sources	Principal Liquidity Uses
• Cash and cash equivalent of about $62 million; • Annual cash flow of about $25 million.	• Debt maturities of about $10 million; • Capital expenditures and acquisitions of about $10 million; • Dividend distribution of about $5 million - $10 million.

As of March 31, 2018, the Company has adequate headroom on its financial covenants, and we expect it to maintain this headroom in the medium term.

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Neutral

Recovery Analysis

Key analytical factors

- Following the initial implementation of our recovery rating criteria for corporate issuers, we are examining the recovery expectations of the various bond series in the case of a hypothetical default.
- We are assigning Sapiens International Corporation N.V.'s unsecured bond series, Series B, an 'ilA+' rating, identical to the issuer rating. The recovery rating for these series is '3', reflecting our assessment that in a hypothetical default scenario, the recovery rate would be 50%-70%. Our recovery expectations is limited to the 50%-70% range despite the simplified waterfall due to our assessment that the Company will exchange secured for unsecured or senior debt in the deterioration path.

Simulated default assumptions

- Year of default: 2022
- Deep recession in the countries Sapiens operates in, alongside failure in M&A activities and loss of several material clients, will have a material adverse effect on the Company's operating performance.
- The Company will continue operating as a going concern, an assessment supported by the long-term signed contracts with the group's clients and their high replacement costs when changing software providers.

Simplified waterfall

- Emergence EBITDA: $14 million
- EBITDA multiple: 6.5x
- Gross discrete asset value as going concern: $91 million
- Administrative and operating costs: 5%
- Net value available to unsecured debt: $87 million
- Total unsecured debt: $50 million
- Unsecured debt recovery expectation (Series B): 50%-70% (limited as mentioned above)
- Unsecured debt recovery rating (Series B) (1 to 6): 3

All debt amounts include six months' prepetition interest.

Mapping Recovery Percentages To Recovery Ratings - Group A Jurisdiction

For issuers with a speculative-grade issuer credit rating

		Nominal recovery expectations		
Recovery rating*	**Recovery description**	**Greater than or equal to**	**Less than**	**Issue rating notches relative to ICR**
1+	Highest expectation, full recovery	100%	N/A	+3 notches
1	Very high recovery	90%	100%	+2 notches
2	Substantial recovery	70%	90%	+1 notch
3	Meaningful recovery	50%	70%	0 notches
4	Average recovery	30%	50%	0 notches
5	Modest recovery	10%	30%	-1 notch
6	Negligible recovery	0%	10%	-2 notch

Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail). ICR--Issuer credit rating.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company's financial statements which we use to calculate coverage ratios. The main adjustments we made on Sapiens International Corporation N.V.'s 2017 data are:

- Adding discounted long-term operational leasing contracts to reported debt.
- Deducting capitalized development costs from EBITDA.
- Adding interest and depreciation components of future leasing payments discounted to financial debt to EBITDA, FFO and operating cash flow.

No cash was deducted from debt.

Reconciliation Of Sapiens International Corporation N.V. Reported Amounts With S&P Global Ratings Adjusted Amounts (Mil. $)

	--Fiscal year ended Dec. 31, 2017--					
Sapiens International Corporation N.V. reported amounts						
	Debt	**Shareholders' equity**	**EBITDA**	**EBITDA**	**Cash flow from operations**	**Capital expenditures**
Reported	78.3	200.0	16.9	16.9	8.5	8.2
S&P Global Ratings adjustments						
Interest expense (reported)	--	--	--	(1.7)	--	--
Interest income (reported)	--	--	--	0.5	--	--
Current tax expense (reported)	--	--	--	(2.5)	--	--
Operating leases	12.0	--	4.9	4.2	4.2	--
Capitalized development costs	--	--	(5.6)	(5.6)	(5.6)	(5.6)
Share-based compensation expense	--	--	2.0	2.0	--	--
Non-operating income (expense)	--	--	--	--	--	--
Non-controlling Interest/Minority interest	--	2.2	--	--	--	--
Debt - Workers Compensation/Self	1.0	--	--	--	--	--
Debt - Issuance cost	0.9	--	--	--	--	--
Total adjustments	13.8	2.2	1.4	(3.0)	(1.4)	(5.6)
S&P Global Ratings adjusted amounts						
	Debt	**Equity**	**EBITDA**	**Funds from operations**	**Cash flow from operations**	**Capital expenditures**
Adjusted	92.1	202.2	18.3	13.9	7.1	2.6

Related Criteria And Research

- Use Of CreditWatch And Outlooks, September 14, 2009
- Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012
- Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of 'D' And 'SD' Ratings, October 24, 2013
- Key Credit Factors For The Technology Software And Services Industry, November 19, 2013
- Group Rating Methodology, November 19, 2013
- Corporate Methodology: Ratios And Adjustments, November 19, 2013
- Corporate Methodology, November 19, 2013
- Country Risk Assessment Methodology And Assumptions, November 19, 2013
- Methodology: Industry Risk, November 19, 2013
- Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014
- Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016
- Methodology For National And Regional Scale Credit Ratings, June 25, 2018
- S&P Global Ratings Definitions, April 19, 2018

Rating Details (As of 31-July-2018)	
Sapiens International Corporation N.V.	
Issuer rating(s)	
Local Currency LT	ilA+/Stable
Issue rating(s)	
Senior Unsecured Debt	
Series B	ilA+
Issuer Rating history	
Local Currency LT	
13-Aug-2017	ilA+/Stable
Other Details	
Time of the event	31/07/2018 08:23
Time when the analyst first learned of the event	31/07/2018 08:23
Rating requested by	Issuer

Credit Rating Surveillance
S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.